JASON INDUSTRIES, INC.
833 East Michigan Street
Suite 900
Milwaukee, Wisconsin 53202

February 8, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sherry R. Haywood

Re:    Jason Industries, Inc.
Shelf Registration Statement on Form S‑3 (Registration No. 333-229181)
Ms. Haywood:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Jason Industries, Inc., hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 9:00 a.m., eastern time, on February 13, 2019, or as soon as practicable thereafter.

Very truly yours,

JASON INDUSTRIES, INC.

By:	/s/ Kevin M. Kuznicki
Kevin M. Kuznicki
Senior Vice President, General Counsel and Secretary